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10026746

RECD S.E.C.
MAR 10 2010
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended A

SEC FILE NUMBER
8- 31924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway
(No. and Street)

Norcross	Georgia	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert McCullough 770-243-8449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900	Atlanta,	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert McCullough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

JULIE J WALLER NOTARY EXPIRES GEORGIA FEB. 23, 2014 PUBLIC FULTON COUNTY

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Agreed-Upon Procedures Applied to Form SIPC-7T

Wells Investment Securities, Inc.

For the Nine Months Ended December 31, 2009

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
Wells Investment Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Wells Investment Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Wells Investment Securities, Inc.'s compliance with the applicable instruction of the Transitional Assessment Reconciliation (Form SIPC-7T). Wells Investment Securities, Inc.'s management is responsible for the Wells Investment Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (i.e. the general ledger) noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting the Form SIPC-7T is for the nine months ended December 31, 2009. Therefore, we compared the amounts reported in the 2nd, 3rd, and 4th quarter 2009 FOCUS filings to the amounts reported in the Form SIPC-7T noting no differences.

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (i.e. schedule of calculation of commissions paid) noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (i.e. schedule of calculation of commissions paid) noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Wells Investment Securities, Inc. and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Atlanta, Georgia
February 19, 2010

Frazier & Deeter, LLC